United States Securities and Exchange Commission	March 19, 2007

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Attention:

Ms. Lily Dang

Dear Ms. Dang:

Re:

Petaquilla Minerals Ltd. (the “Company”)

Form 20-F for Fiscal Year Ended January 31, 2006

Filed May 8, 2006

File No. 000-26296

Further to our telephone conversation on March 8, 2007, during which you mentioned the United States Securities and Exchange Commission (“SEC”) was satisfied with our response (dated February 19, 2007) to two of the three areas of concern addressed in your Comment Letter dated January 22, 2007.

You mentioned that the SEC was content with our replies regarding Item 1 and Item 3 but wished to view our proposed revision to Item 2 rather than have the types of changes simply noted as in our February 19, 2007, correspondence.  Therefore, you will find our proposed revision following along with your comment.

YOUR COMMENT

Property, Plant and Equipment, page 27

Petaquilla Property, Panama, page 27

2.

We note that your disclosure about the Petaquilla property is very detailed, and duplicative in many instances, having a mixture of results of several studies conducted on of the property, some oriented to the copper deposits at various levels of engineering complexity, and some concerning the Molejon gold deposit.   We also note that you disclose several mineral resource and reserve estimates for the Petaquilla project that were developed at various times.  To clarify your disclosure, please remove:

•

All resource or reserve estimates for the Petaquilla copper deposits except the most recent estimate you have available that is based on the final feasibility study.

•

The non-material and very detailed descriptions.  Please summarize your disclosure, while focusing on material information.

•

Detailed exploration information for the Molejon property, particularly the detailed drill hole information.

Please clarify the status of the project and your situation in the disclosure.  Please ensure that you state your intentions and priorities, with some indication of a timeline that is current upon filing your report.

OUR REPLY

We propose revising Petaquilla Property, Panama section of our filing as follows:

Petaquilla Property, Panama

Introduction

We own, through our indirect share ownership in Minera Petaquilla, S.A., a 52% interest in the Petaquilla Property.  Under the Petaquilla Shareholders Agreement, Teck Cominco Limited has the right to acquire 50% of our interest in the Petaquilla Property, subject to satisfaction of various requirements, including the preparation and funding of a final bankable feasibility study, which has been completed, and the provision of all production financing.  See "Title" below for more details.

The Petaquilla Property contains a large copper-gold porphyry system as well as an epithermal gold deposit, both amenable to open pit mining.  To date, exploration has identified eight copper-gold porphyry deposits along with one epithermal gold deposit.

In January 1998, H.A. Simons Ltd. ("Simons"), on behalf of Teck Cominco Limited, completed a final bankable feasibility study (the "Final Study" - non-National Instrument 43-101 compliant) on the Petaquilla, Botija, and Valle Grande copper-gold deposits and the Molejon gold deposit.  The Final Study concluded that the mineable reserves for the Petaquilla, Botija and Valle Grande deposits (measured and indicated only) currently total 1.115 billion tonnes using a variable economic cut-off grade of between US $5.10 and US $6.50/tonne (including a low grade stockpile of 130 million tonnes to be milled at the end of the mine life).  A marginal cut-off grade of US $2.92/tonne was used for the low-grade stockpile.  Based on an estimated throughput of 120,000 tonnes per day resulting in a mine life of 23 years, the Final Study estimated that an average 419 million recoverable pounds of copper, 61,000 recoverable ounces of gold, and 5.8 million recoverable pounds of molybdenite would be produced annually.  The Final Study examined the Molejon deposit as an alternate case and did not include production therefrom in its base case analysis.  See "Final Study - Operating Plan" and “Molejon Property – Panama” below.

Our development focus is the first phase of the mine development plan on the Molejon gold deposit.  We have began further exploration and development work for the purposes of a feasibility study on the Molejon gold deposit.  In addition, we intend to perform further exploration on other identified gold targets within the Minera Petaquilla concession, and those within our wholly-owned properties surrounding the Minera Petaquilla concession.

During the coming months of calendar 2006, the shareholders of Minera Petaquilla, S.A. will revise and update the January 1998 Feasibility Study (the “1998 Feasibility Study”) completed by H.A. Simons (now AMEC) for the Petaquilla Copper Project, to more accurately reflect current prices and technological advances.

Calendar 2006 Ley Petaquilla Concession Copper Deposit Plans

Minera Petaquilla, S.A. is owned by PTQ and Inmet Mining Corporation (“Inmet”) as to 52% and 48% interests respectively;  Teck Cominco Ltd. (“Teck Cominco”) has the right to acquire 50% of PTQ’s interest by funding all of PTQ’s share of costs to commercial production.  The work required to revise and update the 1998 Feasibility Study will be funded by Teck Cominco, Inmet and PTQ, and the completion date for the revised study is expected to be September 30, 2006.

AMEC Americas Limited (“AMEC”) has been engaged to carry out this revision, which will include the following specific assessments:

•

Reviewing the truck and shovel fleet equipment selection, with a view to the utilization of larger equipment.

•

Reviewing the grinding circuit capacity to determine if a single grinding line would provide the capacity required for the 120,000 tpd throughput rate.

•

Reviewing the flotation equipment selection in light of the larger equipment currently available.

•

For any of the above revised approaches that appear technically feasible, to estimate their capital and operating cost impacts on the Project to the prefeasibility level (+/- 25% to +/-30%).

The 1998 Feasibility Study was prepared prior to the introduction of National Instrument 43-101, and refers to categories of reserves which are not the same as those contained in the current National Instrument.  The 1998 Feasibility Study refers to “measured and indicated mineable reserves”, which we believe are reliable and relevant.  PTQ is of the view that such categories are materially equivalent to “proven” and “probable” mineral reserves in the current National Instrument.

Building upon the Minera Petaquilla update referred to above, PTQ will finance 100% of the costs of a full National Instrument 43-101-compliant Feasibility Study on the Petaquilla Copper Project.  This effort will be carried out by PTQ in cooperation with our existing partners, Teck and Inmet, as well as with our new potential Chinese partner.

The collective goal of this effort is to assure that all relevant data required for project financing considerations are made available by the end of 2006.

Location, Access & Physiography

The Petaquilla Property is comprised of a mineral exploration and exploitation concession granted on February 26, 1997, as Law No. 9 of the Legislative Assembly of Panama (the "Ley Petaquilla") to Minera Petaquilla, S.A. covering approximately 136 square kilometers in north-central Panama.

The Petaquilla Property is located approximately 75 miles west of Panama City, 6 miles from the Caribbean coast and lies within the Donoso District of Colon Province of the Republic of Panama.  Access to the Petaquilla Property, including the Molejon property, is primarily by helicopter.  PTQ is presently constructing a twelve kilometer dirt road from Coclesito, a village of approximately 700 inhabitants, to the mine site.  This road will replace a network of trails, which was the previous access, and the new road portion will ultimately be upgraded to rural paved status as part of ongoing development work.  In addition, thirty kilometers of dirt road, accessible only by four-wheel drive vehicles during the rainy season, connects Coclesito with La Pintada, a town of 5,000 people on the country's paved highway network.  This road will also be upgraded to rural paved status as part of future ongoing development work.  The Petaquilla Property is at an elevation of approximately 500 to 825 feet above sea level and falls within the rainfall shadow of the continental divide.  The climate of the Petaquilla Property is characteristic of tropical rainforests. Precipitation is high throughout the year - up to three meters per annum.  The heaviest precipitation is evenly distributed from May to December and January to April are typically the driest months.

Property Location

Plant and Equipment

There is no underground or surface plant or equipment on the Petaquilla Property, other than the base camp erected in January 2005 to facilitate the exploration and development program being carried out on the Molejon gold deposit.

Title

Ley Petaquilla Property - Panama

The Company, through its wholly-owned subsidiary Georecursos, owns 52% of Minera Petaquilla. Minnova (Panama) Inc. (“Minnova”), a wholly-owned subsidiary of Inmet Mining Corporation (“Inmet”), owns the remaining 48% of Minera Petaquilla, a company formed during 1997 to own the Ley Petaquilla mineral concession in Panama. Pursuant to the contract law under which the Petaquilla concession was granted by the Government of the Republic of Panama, PTQ has delivered a phased Mine Development Plan to the Government of Panama.  This phased Mine Development Plan was approved in September 2005. Refer also to “Item 4 – Information on our Company – A. History and Development of our Company”.  This approval resulted in the extension of the land tenure for an initial 20 year period commencing September 2005, subject to PTQ meeting certain other development and operational conditions on an ongoing basis. Terms of the land tenure have two additional 20 year terms that are also subject to PTQ meeting certain other ongoing development and operational conditions.

Teck Cominco Limited (“Teck”) has an option to acquire 50% of the Company’s interest in Minera Petaquilla, which would result in Teck having a 26% interest in Minera Petaquilla. In order for Teck to acquire the 26% interest, it is required to:

i)

Fund 52% of the continuing exploration expenditures, as defined, of Minera Petaquilla, with Minnova to fund its 48% share, until such time as Teck either acquires its interest or its interest is terminated.

ii)

Fund 100% of and complete a final feasibility study, as defined, for the property and deliver such study by January 21, 1998 (completed).

iii)

Arrange project financing for Minera Petaquilla for completion of development of the Ley Petaquilla property and, if necessary, fund 52% (Minnova to fund 48%) of any shortfall in the total project funding requirement in excess of arranged project financing.

Teck is committed to annually make a final commitment respecting development of the concession and to deliver an update to the feasibility study of the concession. The requirement to make a final commitment or give notice of unfavorable economic conditions within 90 days of delivery of the final feasibility study applies to all subsequent annual anniversaries. Failure to make such a commitment or deliver a notice shall result in the termination of Teck’s right to acquire an interest in Minera Petaquilla.

In April 2005, PTQ and Inmet agreed to waive for one year Teck’s obligation to make a final commitment respecting development of the concession and to deliver an updated feasibility study. This waiver does not affect Teck’s obligation to make a final commitment respecting development of the concession and to deliver an updated feasibility study in 2006.  Refer to D. Property, Plant and Equipment; Calendar 2006 Ley Petaquilla Concession Copper Deposit Plan.

Upon Teck making a final commitment, Minnova is required to deliver a final commitment to participate in the development of the project or it will be required to dispose of its interest in Minera Petaquilla. Minnova is then required to either offer to sell its interest in the concession or accept an 8% net profit interest, as defined, in the project. The offer to sell its interest shall be made first to PTQ and then to Teck at a price to be determined by Minnova. In the event that neither PTQ nor Teck chooses to acquire Minnova’s interest, Minnova shall be entitled to seek an independent purchaser of its interest on terms no more favorable than those offered to PTQ and Teck.

Either PTQ or Minnova (the Proposer) may at any time give notice to the other parties of its intention to proceed with development of the concession in accordance with the most recently delivered Teck feasibility study. Upon receipt of such notice, Teck has 50 days in which to make a final commitment to develop the project. The other party, PTQ or Minnova (the Recipient), has 60 days from the receipt of such notice to commit to develop the project.

If the Recipient has not agreed to develop the project, the Proposer may, within 70 days of the proposal, elect to exercise the “Shotgun Offer,” as defined, and either sell its interest or acquire the Recipient’s interest in Minera Petaquilla, for cash, based on the value of Minera Petaquilla as determined in accordance with the provisions of the agreement. The Recipient has 15 days from receipt of the Shotgun Offer to agree either to sell its interest or to acquire the Proposer’s interest as applicable, and in the event that the Recipient does not take action within the 15-day period, it will thereafter be deemed to have agreed to sell its interest in Minera Petaquilla.

If Minnova sells its interest, pursuant to the Shotgun Offer, PTQ shall pay Minnova 48% of the value of Minera Petaquilla.

If PTQ sells its interest, pursuant to the Shotgun Offer, it shall receive 29% of the value of Minera Petaquilla on condition that, in the event that Teck’s interest in the concession is terminated, PTQ shall receive an additional 23% of the value of Minera Petaquilla.

If Teck’s interest in the concession is not terminated and PTQ sells its interest, pursuant to the Shotgun Offer, PTQ shall not be entitled to receive any further amount, in excess of the 29% of the value received on account of the sale of its interest in Minera Petaquilla.

Upon exercise of the Shotgun Offer, Teck has 130 days in which to deliver a final commitment for development of the concession or its interest shall be terminated.

Teck’s interest in the concession shall terminate on the earlier of:

i)

 Teck electing to terminate its interest provided it has delivered its final feasibility study, or

ii)

 Teck’s failure to deliver a final commitment requesting development of the concession and to deliver an updated feasibility study.

In the event that Teck’s interest is terminated, Teck shall retain a net profit royalty interest in the project at a rate to be determined.

Molejon Property – Panama

In June 2005, the shareholders of Minera Petaquilla agreed to separate the gold deposit and other precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession from the copper mineral deposits within the Ley Petaquilla mineral concession. The agreement provides for PTQ, through Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to Teck and Minova as to 35.135% and 64.865% respectively.

Approval of the overall phased Ley Petaquilla Mine Development Plan was obtained in September 2005. The Molejon gold mineral deposit is part of the Ley Petaquilla concession lands. Transfer of title to PTQ of the Molejon gold mineral deposit, as well as the other rights as described above, is underway.

Mineral Properties – Other

PTQ holds various interests in other land concession areas adjacent to the Ley Petaquilla Property in Panama, including the Rio Belencillo and Rio Petaquilla concessions.

By an Agreement dated May 7, 2005 and amended on June 10, 2005, Gold Dragon Capital Management Ltd. (“Gold Dragon”), has an option to purchase all of PTQ’s interest in the Rio Belencillo and Rio Petaquilla concessions by the expenditure of $100,000 in approved exploration costs by May 7, 2007, an additional $400,000 in approved exploration costs by February 7, 2008 and by then paying PTQ $1,152,400. This sum is payable in shares of Gold Dragon.

Exploration History

The potential for copper porphyry deposits within the Petaquilla area was first recognized in February 1968 by members of a United Nations Development Program team who were carrying out a regional geological and geochemical survey of central Panama.  The U.N. team subsequently completed 37 short diamond drill holes totaling 9,000 feet on the newly discovered Petaquilla, Botija and Vega deposits.  In July 1969, the Panamanian government tendered the exploration rights to Petaquilla to international bidders and in July 1971 the concession was awarded to Panama Mineral Resources Development Company ("PMRD"), a consortium of seven Japanese copper companies.  The three main members were Mitsui Mining and Smelting Co., Dowa Mining Co. and Mitsubishi Metal Corp.  An extensive drill program consisting of 51 diamond drill holes totaling 41,500 feet, followed by preliminary reserve calculations, metallurgical test work and a positive feasibility study (based on a mill rate of 18,000 tonnes/day) was completed on the Petaquilla and Botija deposits by PMRD between 1977 and 1980 before the project was abandoned due to difficulties in negotiating a development agreement with the then Panamanian government under the mining statute in effect at the time.

No further development occurred until the concession which originally comprised the Petaquilla Property was granted to Georecursos Internacional, S.A. in August 1991.

Neither the United Nations nor PMRD analyzed their drilling and surface sampling for gold.  As such, the only existing gold data is that accumulated by us.  Drilling to date has shown that the distribution and intensity of gold values within mineralized zones varies directly with areas of elevated copper and depleted molybdenum contents.

Exploration - Results Obtained by Us or on Our Behalf

A program of rock sampling and geochemical surveying was carried out by Inmet Mining Corporation in late 1990, followed by the establishment of 60 line-miles of surveyed grid (the "Faldalito-Petaquilla grid").  After assuming operation of the Petaquilla Property in May 1992, we undertook a comprehensive exploration program involving line cutting, ground magnetic surveying, soil geochemistry and diamond drilling.  This work focused on corroborating the reported grade of copper-molybdenum mineralization in the Botija and Petaquilla deposits, evaluating their gold potential, testing their tonnage and grade potential along strike, to depth and up-dip, and carrying out the groundwork necessary for developing drill targets outside the limits of the two deposits.

The existing Faldalito-Petaquilla grid was extended east over the Botija deposit and south over the Vega area.  A total of 32.4 line-miles of additional grid were cut and surveyed between April and July 1992.  A total field magnetic survey was carried out over all cross lines and selected baselines of the grid in July and August of that year.  Soil samples were taken at 164 foot (50 meter) intervals in selected portions of the grid.  These included areas shown to be anomalous by the Faldalito-Petaquilla grid sampling, the surface trace of the Botija deposit, and part of the Vega area.  Soil samples were analyzed geochemically for gold, silver, copper and molybdenum.  Ten diamond drill holes, totaling 6,970 feet were drilled in August and September 1992 on the Botija and Petaquilla deposits.  The 1992 drilling gave a preliminary indication of gold distribution within the Petaquilla and Botija deposits and an indication of relative gold enrichment at the core of the Botija deposit and at the Southwest Zone of the Petaquilla deposit.

The bulk of the 1993 exploration program consisted of diamond drilling.  Forty-six holes totaling 33,774 feet were drilled on the Petaquilla, Botija, Botija Abuja and Vega deposits.  Approximately two-thirds of the footage was drilled on the Botija deposit, demonstrating the continuity of mineralization in the relatively high grade West/Main Zone and confirming that this zone remains well-mineralized and open down-dip to the north.  The systematic evaluation of mineralization in Botija's East Zone was begun and an initial hole in its Central Zone intersected grades and degrees of thickness in excess of those initially expected by us.

Diamond drilling of the Petaquilla deposit focused on defining the extent and grade of near-surface copper-gold mineralization in the Southwest Zone.  Near the end of the program, alteration similar to the Southwest Zone was drilled in the west-central portion of the Petaquilla deposit and returned copper-gold grades similar to those of the Southwest Zone, indicating that this style of mineralization might be more widespread within the deposit.

Three other porphyry prospects, two of them newly-discovered, were drilled on the Petaquilla concession in 1993.  Two holes were drilled in the Vega area, confirming the existence of a large, mineralized porphyry system there.  Eleven holes were drilled on the Botija Abajo deposit, defining a zone of alteration and mineralization similar in appearance, grade and size to Petaquilla's Southwest Zone.  A single hole tested an extensive area of intense alteration with secondary chalcocite in the Brazo area.

Concurrent with this diamond drilling, a program of soil sampling, prospecting and geological mapping was carried out at the Botija Abajo, Brazo and Medio areas of the concession.

Our 1994 exploration program on the Petaquilla Property was successful in expanding reserves, discovering new deposits and outlining new, prospective zones of mineralization and anomalous geochemistry.  Reserves at the Petaquilla and Botija deposits were expanded and delineated by additional diamond drilling.  New zones of porphyry copper-gold and skarn mineralization were added to the existing mineralization at the Vega deposit.  Soil grid extensions, geological mapping and geophysics led to the discovery of a significant epithermal gold-silver deposit at Molejon.  Follow-up drilling at Brazo defined significant porphyry copper-gold mineralization.  Geological mapping and geochemical surveys established new zones of mineralization at Botija Norte and Lata.

Forty-five per cent of the 1994 drilling on the concession was directed at the Botija deposit.  Most of this was infill drilling in the West/Main zone and focused on upgrading the reserves to measured and indicated status.  Six successful drill holes in the Central zone, including hole B94-105 that intersected 236.5 meters of 0.59% copper and 0.11g/t gold, added new reserves to the deposit.  Three of these holes bottomed in mineralization due to faulted ground.  One step-out hole drilled in the East zone extended the mineralized zone to the east.

The Petaquilla deposit received 8,031 feet (2448.5 metres) of infill and stepout drilling in eight holes in 1994.  This drilling further defined reserves throughout the deposit.  Breccia bodies along the granodiorite-andesite contact have been noted as important controls for mineralization at this deposit, particularly in the Southwest zone.

Follow-up mapping and prospecting of the soil geochemical anomalies in the Rio Molejon area discovered gold mineralization in Quebrada Molejonose.  Following the discovery, hole MO94-57, which intersected 45.0 meters containing 3.82 g/t gold, and 7.30 g/t silver, 4156.0 meters of drilling was completed.  The Molejon deposit consists of three sub-parallel, northeast-striking, gently southwest-dipping, quartz vein breccia zones in a sequence of feldspar-quartz porphyries and andesitic volcanics.  All three of these zones are exposed at, and remain near, the surface laterally and down-dip.  The attitude and location of these breccia zones should make them amenable to bulk-tonnage, open-pit mining with low stripping ratios.  The Molejon deposit also remains open laterally and down-dip.

Additional diamond drilling at the Vega deposit in 1994 added tonnage to the existing northwest-trending deposit and defined a new mineralized block 200 meters to the northwest of the previous block.  This deposit consists of porphyry copper-gold and skarn mineralization related to a brecciated andesite-granodiorite contact, similar to the breccias observed at the Petaquilla deposit.  During the 1995 diamond drilling program, the Valle Grande area northwest of the Vega deposit was drill-tested with 95 drill holes.  Encouraging results were obtained from this program with values of up to 0.94% copper, 0.09 g/t gold and 0.04% molybdenite over 97.0 meters in hole V95-210 and 1.09% copper, 0.07 g/t gold and 0.03% molybdenite over 182.3 meters in hole VG95-223.  As drilling continued through 1995, the Valle Grande deposit proved to be joined with the Vega deposit to form what is now known as the Valle Grande deposit.

Six more holes were drilled at the Brazo deposit to follow up on hole BR93-52, which intersected strongly mineralized quartz-feldspar-porphyry.  Drilling was conducted at an area of anomalous gold-molybdenum-copper soil geochemistry underlain by the Brazo feldspar-quartz porphyry.  This porphyry is argillically altered at surface and contains stockwork quartz veining with chalcopyrite, pyrite and secondary chalcocite.  The Brazo deposit remains open down-dip.  The deposit is hosted within the Brazo porphyry and andesitic volcanics that are phyllically to argillically altered and contain abundant stockwork quartz veining.  A blanket of secondary copper enrichment commonly overlies this deposit.

The Botija Abajo deposit is a porphyry copper-gold deposit that is very similar to the Brazo deposit and we consider that it may form part of the same mineralized system.  It is hosted within argillic to phyllic altered Brazo feldspar-quartz-porphyry and is truncated by the northeast-trending Brazo fault.  Secondary copper mineralization, as chalcocite, is also present at this deposit.  One drill hole was carried out on this deposit in 1994 and much of the geochemical anomaly that marks this deposit remains untested by drilling.

The Petaquilla, Valle Grande, Molejon, Brazo and Botija Abajo deposits appear related to intersecting structural trends.  The Petaquilla, Valle Grande and Molejon deposits lie along a northwest trend that is marked by magnetic anomalies.  The Botija Abajo, Brazo and Molejon deposits lie along a northeast trend also marked by magnetic anomalies.  These three deposits are located where this northeast-trending magnetic and soil geochemical anomaly is intersected by northwest-trending geochemical anomalies.

In addition to these deposits, there are several areas throughout the Petaquilla Property that we consider merit further examination.  There are extensions to the Petaquilla geochemical anomaly in the Faldalito area that have not been fully tested.  Prospecting and extensions to the soil grid north of the Botija deposit have identified a large area of anomalous copper-gold-molybdenum soil geochemistry.  Andesitic volcanics intruded by altered and copper-mineralized porphyritic granodiorites have been mapped in the Botija Norte area.  Two drill holes were collared in this zone and intersected limited mineralization within altered granodiorites that are similar to those in the Botija deposit.

To the end of 1995, a total of 506 drill holes (totaling 332,300 feet or 101,311 metres) had been completed on the Petaquilla Property's nine deposits (Petaquilla, Botija, Valle Grande, Molejon, Botija Abajo, Brazo, Nada, Faldalito and Cuatro Crestas) and various other mineral occurrences.  We had also completed prospecting and preliminary soil sampling on approximately 80% of the Petaquilla Property and ground magnetics surveying on approximately 70% of the Petaquilla Property by the end of 1995.

Between January and May 1996, a 120 hole program of feasibility study diamond drilling was carried out on the Petaquilla, Botija and Valle Grande deposits.  The program included approximately 36 condemnation holes at proposed sites for waste dumps, stockpiles, tailings facilities and the milling complex.  Throughout the rest of 1997, Teck Cominco Limited continued its work on the final feasibility study on these deposits (as well as the Molejon gold deposit).  The 1997 feasibility study work program included:

(a)

sufficient additional drilling as is warranted to define starter pit reserves (copper-equivalent grade in excess of 0.7%) in the Rio Medio area and any other areas which might be discovered as a result of such drilling;

(b)

additional drilling of the Petaquilla deposit at spacing which accords with the search parameters used in the calculation of proven and probable mineable reserves;

(c)

detailed assessment of the Molejon deposit in the feasibility study both as part of the copper mining operations and as a stand-alone gold operation with additional drilling as set out in (b) above if required;

(d)

a test program of large diameter diamond drill core bulk sampling and metallurgical testing in at least two of the pit areas to determine whether this indicates a significant positive difference from previous metallurgical results, and appropriate follow-up work if it does; this work to include, at a minimum, a total of 20 tonnes of HQ size drill core from the Botija and Petaquilla pits (estimated to be approximately 3,200 meters of drilling); the identification of a pyrite depressant and other parameters to yield industry standard copper and moly recoveries in the bulk concentrate circuit; mini-scale (200kg/hour) piloting to produce bulk concentrate for cleaning testwork; confirmation of regrind size for bulk concentrate cleaning; mineralogy and flotation testing; analysis of the effect of grind size on metallurgical performance for the mining plan composites for use in optimization studies; confirmation of industry standard moly recovery (90%) in the copper-moly circuit and confirmation of moly concentrate impurity levels; completion of grinding index testwork (crushing, rod mill and ball mill Bond indices) for use in optimization studies; completion of ore abrasion index tests to confirm grinding steel consumption rates;

(e)

a comprehensive study of the relative advantages and disadvantages of land based and submarine tailings disposal, including economic, environmental and social considerations;

(f)

an assessment of the feasibility of dump leaching of prestripped saprolite and low grade material, having regard to consequent acid utilization and dispersal;

(g)

all environmental studies which are required in order to obtain commitments for project financing; and

(h)

optimization of mine and plant design and location, recalculation of reserves, and an assessment of operating costs and optimum throughput based on the results of the foregoing work; the final bankable feasibility study to include reserve calculations by two independent engineering consulting firms using such search parameters as each firm deems appropriate, as well as full mining plans and financial analyses based on the reserves calculated by each firm; these mining plans and financial analyses will assume mill throughput rates of 90,000 and 120,000 tonnes per day, and additional mining plans and analyses may be undertaken to examine increasing throughput during the mine life from 90,000 to 120,000 tonnes per day.

In December 2004, we resumed exploration and development of identified gold targets within the Minera Petaquilla S.A. project and, by January 2005, had a base camp established in preparation for a survey and trenching program.  The Molejon gold deposit was subsequently surveyed and trenched to better understand gold metallurgy and potential open pit configurations.  The topography of the Molejon property was mapped over a much wider area than previously and the information gathered will be used in the next phase of designing the planned open pit.  With respect to the trenching program, in excess of 5,000 metres of trenching was completed in 2005 with over 3,000 samples collected and assayed.  The trenching program allowed us to better analyze the metallurgy, particularly the gold mineralization, occurring at the surface. The results provided information used to define the placement of drill holes as we advance towards a feasibility study.

The first assay results received from the 2005 trenching program came from the initial test trenches on the Molejon Northwest Zone, an area which had never been tested with trenches before March 2005 although surface drilling in the 1990’s had indicated a near surface gold resource.  The assay results were notable and led our technical team to believe that drilling of the Northwest Zone could lead to an expansion of the gold reserves at Molejon.  Shortly thereafter, we received favourable trenching results suggesting good continuity of gold mineralization in the Molejon Northwest Zone as the trenching program exposed contiguous, in situ gold mineralization from within a metre of the surface in the Northwest zone.  As these trenching results had shown high-grade gold shoots existed within the Northwest Zone, we re-sampled a selection of low and high-grade intersections in order to confirm the initial results.  The second sampling duplicated the initial assay results from the first channel samples.

In June 2005, we continued to receive encouraging gold values from the trenching program and, by August 2005, we released another set of high grade trenching results including assays of over 100 gr/t.  The trenching in August revealed that grades in the Main Zone of Molejon were higher than previously indicated, the 244 Area of the Main Zone returned grades in excess of 100 gr/t, the Northwest Zone had been expanded and is now over 340 meters across, the Northwest Zone had returned grades in excess of 40 gr/t, the Central zone had returned grades in excess of 18 gr/t, and new areas of mineralization had been discovered within the original pit boundaries.

In January 2006, a 200-metre strike length of high-grade gold mineralization in the Central Zone was delineated during a follow-up trenching program on the Molejon gold deposit.  Overall, the trenching program resulted in a significant reinterpretation of the Molejon mineralization.

At the same time, we commenced a 16,400 foot or 5,000 metre 58-hole diamond drilling program on the Molejon gold deposit.  The 2006 program is primarily designed to provide in-fill and extension drilling on the southern part of the deposit, to assist in the completion of a feasibility study and to confirm the location of the starter pit.  The 58-hole diamond drilling program will bring the separation between existing drill holes down to 20 to 35 metres and step out drilling will be performed where trenching has identified new targets.  The results from the 2006 drilling program along with the results from the 1994-1995 drilling program are anticipated to be capable of providing a reliable basis for resource estimation and pit modelling.

In October 2005, we received a current National Instrument 43-101 compliant mineral resource estimate on the Molejon gold deposit from SRK Consulting (Canada) Inc. (“SRK”).  SRK estimates inferred mineral resources at 0.5 g/t cut off were 11.2 million tonnes at 2.48 g/t Au. Inferred mineral resources at 0.5, 0.6 and 0.7 g/t Au cut-offs are included in the following table.

Table:  Mineral Resource Estimate at. 0.5, 0.6 and 0.7 g/t Au Cut-Offs

	Inferred Resources
Au g/t Cut -Off	Million Tonnes *	Au g/t	Contained Ounces Au *
0.5	11.2	2.48	893,000
0.6	10.8	2.56	889,000
0.7	10.1	2.68	870,000

(* Note: Tonnes and ounces have been rounded to reflect relative accuracy of the resource estimate.)

SRK found the drilling, sampling methods and approach, sample preparation, analysis, security (chain of custody), and quality assurance/quality control procedures (QA/QC) used during the exploration and delineation of the Molejon gold mineralization to be acceptable for resource estimation.

Based on the results of the resource estimate, SRK recommended that PTQ proceed with the planned infill drill program (program currently underway), use the infill drill data along with twinned holes to revalidate the previous drilling and surface trench results, and complete specific gravity and mineralogical testwork. Upon completion of this work, a re-estimation of resources is warranted in preparation for subsequent engineering studies. Additional metallurgical and geotechnical work is also recommended in preparation for future engineering work.

The October 2005 SRK report represents an increase of 35% over a pre-National Instrument 43-101 resource estimate of 7.8 million tones grading 2.63 grams for total contained gold of 661,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

Regional and Local Geology

Panama is underlain by an island arc built upon late Cretaceous oceanic crust and is considered prospective for porphyry copper-gold-molybdenum deposits.

Andesitic tuffs and flows of presumed Early to Middle Tertiary age cover the majority of the Petaquilla Property which lies at the southern limit of a 400 square kilometre batholith, dated at 32.6+2 million years, which has intruded the older volcanic sequence.  The core of the batholith is composed of quartz monzonite, grading outward to granodiorite and porphyritic granodiorite.  The Petaquilla and Botija deposits are centered on porphyritic stocks and dykes lying peripheral to the southern margin of the batholith.

At the Botija deposit, the intrusive is a medium-grained, crowded porphyry composed of 25% plagioclase phenocrysts, 15% hornblende phenocrysts and 5-10% quartz grains in a feldspar rich matrix.  At the Petaquilla deposit, the intrusive is more obviously porphyritic, with a generally lower percentage of phenocrysts.  Contact phases and dykes at each deposit are finer-grained varieties of the main intrusive.  In particular, feldspar, hornblende, quartz porphyry dykes appear to be late stage phases of the granodiorite.  Most of these porphyry dykes post-date the mineralization, indicating that they were introduced during the waning stages of hydrothermal alteration and mineralization.  The youngest units encountered on the property are the unmineralized basalt and andesite dykes.

Copper-gold-molybdenum porphyry deposits have been identified and partially delineated at the Petaquilla and Botija deposits, which are centered four kilometers apart on an east-west trend within the Petaquilla Property.  Four types of well-developed alteration have been observed within the various intrusive units:  potassic, phyllic, quartz-chloritic and propylitic.  Potassic alteration is found near the core of the porphyry system and is not extensive.  It is characterized by quartz, potassium feldspar, biotite, sericite, and lesser amounts of anhydrite and magnetite.  The majority of copper mineralization is hosted in the phyllic altered rock, which is composed of quartz and sericite with minor kaolinite and K-spar.  Propylitic alteration, marked by chlorite, pyrite, calcite and epidote, marks the outer extent of alteration in a porphyry system.  The phyllic and quartz-chlonite alteration zones are usually found between the potassic core and the peripheral propylitic zone, although either may be missing.  Alteration of the andesitic volcanic units, characterized by prograde biotite hornfels and fine grained sulphide mineralization occurs when they are found to be proximal to the intrusive contact or within zones of intrusive dyking.

The Petaquilla deposit is largely hosted by porphyritic granodiorite below its intrusive contact with andesite forming a flat-lying to gently dipping sheet, trending east-west and dipping to the north.  It has been drilled for 1,600 meters along strike and remains open along strike to the south, east and west, and at depth.

The Valle Grande deposit is hosted dominantly by prophyritic granodiorite and similar to Petaquilla is a flat-lying sheet, trending northwest-southeast and dipping to the north.  It has been drilled for 2,400 meters along strike and is considered to have limited expansion potential.

The Botija deposit trends east-west and dips 20-30 degrees to the north or northeast.  It has been intersected by drilling along strike for 1,800 meters and up to 600 meters down dip. The Botija deposit remains open near surface to the south, along strike to the east and the west and in many places at depth both vertically and down dip to the north.

The general geology of the Molejon epithermal gold target is dominated by volcanic and subvolcanic intrusives including massive andesite flows, feldspar-porphyritic andesite flows, andesitic tuffs, and andesitic agglomerates.  This volcanic package has been intruded by feldspar-quartz porphyry and feldspar porphyry units.  A northeast trending fault is believed to be the major structural control for the emplacement of the hydrothermally altered quartz-carbonate breccia.

Mineralization

Mineralization at the Petaquilla, Valle Grande and Botija deposits is largely concentrated within potassic or phyllic altered porphyritic intrusives of granodioritic composition.  Volcanic-hosted copper mineralization, associated with strong biotite alteration, is widespread at the Petaquilla deposit and contributes significantly to its tonnage.  Mineralization in each deposit consists of chalcopyrite and pyrite as disseminations, within quartz veinlets and filling brittle, irregular fractures.  Pyrite content generally decreases with higher grade copper mineralization and increases towards the periphery of the deposits.  Chalcopyrite occurs most commonly as very fine disseminations within an altered intrusive matrix or biotite hornfels.  It is often associated with magnetite and/or chlorite or biotite altered mafic minerals, most notably in lower-grade sections of propylitic alteration.  Stockwork quartz veinlets are best developed within potassic alteration, where they crosscut pervasive silicification.  The irregular fracture-filling style of copper mineralization, which locally approaches a sulphide net, is largely confined to biotite-altered andesite at the Petaquilla deposit.  This is cut in places by narrow quartz-chalcopyrite veins which have developed bleached selvages of biotite destruction.  A fourth style of mineralization, consisting of chalcopyrite and pyrite coatings along steep, widely spaced, cooling joints, is confined to granodiorite along the eastern periphery of the Botija deposit.

Molybdenite is present mainly in quartz, carbonate, chalcopyrite veinlets hosted by granodiorite within the most intensely altered and mineralized portion of each deposit.  Bornite occurs locally with chalcopyrite and contributes significantly to the copper grade in some sections, mainly within hornfelsed andesites in the Petaquilla deposit.  Although leaching is widespread throughout the upper 10 to 30 meters of the deposits, supergene copper mineralization is not present in significant amounts.  Magnetite is an important accessory in both deposits, disseminated throughout both the porphyritic intrusives and the intruded andesite.

At the Molejon deposit, epithermal gold-silver mineralization occurs within structurally controlled zones of hydrothermal quartz-carbonate breccia and the fractured and altered rocks marginal to the quartz-carbonate breccia.  Assay boundaries of gold-silver mineralization are not sharply constrained by geological contacts.  Highest grade mineralization usually occurs in the quartz-carbonate breccia but economic mineralization also occurs in feldspar-quartz porphyry, and more rarely in feldspar-porphyritic andesite flows.

The Petaquilla Property, or certain parts of it, have been the subject of a preliminary feasibility study by Kilborn completed in August 1994, a production scoping study by FDW completed in February 1996 and a final feasibility study by H.A. Simons Ltd. completed in January 1998, the last of which being the most current is reviewed below.

Final Feasibility Study – Ley Petaquilla Copper Deposit

In January 1998, H.A. Simons Ltd. ("Simons") on behalf of Teck Cominco Limited, completed a final bankable feasibility study (the "Final Study" – non-National Instrument 43-101 compliant) on the Petaquilla, Botija, and Valle Grande copper-gold deposits and the Molejon gold deposit.  The following information is summarized from the Final Study.

Conclusion

Based on estimated measured and indicated diluted mineable reserves of 1.115 billion tonnes grading 0.50% Cu, 0.09 g/t Au, 0.155 MoS2 as well as recoverable silver using a variable economic cut-off grade of between US $5.10 and US $6.50/tonne (including a low grade stockpile of 130 million tonnes to be milled at the end of the mine life), the Final Study shows that the optimum throughput rate for open pit mining of the three deposits was 120,000 tonnes per day for a projected mine life of 23 years.

Reserves

In the Final Study, Simons reviewed only the Petaquilla, Botija and Valle Grande deposits and referred to measured and indicated reserves in its calculation of economically mineable reserves.  The Final Study concluded that the total mineable reserves in the Petaquilla, Botija and Valle Grande deposits (measured and indicated only) currently total 1.115 billion tonnes grading 0.50% Cu, 0.09 g/t Au, 0.155 MoS2 as well as recoverable silver.  Reserves were calculated using a variable economic cut-off grade of between US $5.10 and US $6.50/tonne (including a low grade stockpile of 130 million tonnes to be milled at the end of the mine life).  A marginal cut-off grade of US $2.92/tonne was used for the low-grade stockpile.  The recoverable payable metal content contained in these reserves totals at least 9.4 billion pounds of copper, 1.37 million ounces of gold, 24.1 million ounces of silver and 131.1 million pounds of molybdenum, not including the contained metal in the low grade stockpile.

Metallurgy

The Final Study estimates average recoveries of 90% for copper, 58% for gold and 62% for molybdenite.

Operating Plan

The Final Study examines development of the Petaquilla, Botija and Valle Grande deposits as an open pit operation to produce copper, gold and molybdenum flotation concentrates, based on estimated measured and indicated diluted mineable reserves of 1.115 billion tonnes grading 0.50% Cu, 0.09 g/t Au, 0.155 MoS2 as well as recoverable silver using a variable economic cut-off grade of between US $5.10 and US $6.50/tonne (including a low grade stockpile of 130 million tonnes to be milled at the end of the mine life) for a mine life of 23 years at a throughput rate of 120,000 tonnes per day or a mine life of 29 years at a throughput rate of 90,000 tonnes per day.  Average recoveries are estimated to be 90% for copper, 58% for gold and 62% for molybdenite.  At this rate, an average 419 million recoverable pounds of copper, 61,000 recoverable ounces of gold, and 5.8 million recoverable pounds of molybdenite would be produced annually.

The Final Study's conclusions include the following key projected financial assumptions for operations based on the base case mineable reserve estimate.  The initial capital cost of placing the three deposits into production is estimated at US $1.12 billion, while ongoing capital costs are estimated to total US $372 million.

The Final Study also examined an alternate case which includes an additional 356 million tonnes of preliminary scoping level mineable reserves at Valle Grande, the Molejon gold deposit and third party power supply options for Petaquilla as an alternate case and did not include production from Molejon gold deposit or the additional preliminary scoping level mineable reserves at Valle Grande in its base case analysis.

Status of Project Financing

Under the Petaquilla Shareholders Agreement, Teck Cominco Limited may acquire 50% of our interest in Minera Petaquilla, S.A. (indirectly acquiring a 26% interest in the Petaquilla Property) by, among other things, funding all of our costs of placing the Petaquilla Property into production and all subsequent costs, or 52% of the total costs thereof.  The terms of these arrangements are described in detail under the heading "Title" above.  In the event that Teck Cominco Limited does not acquire an interest in the Petaquilla Property, we intend to finance our 52% share of the costs of placing the Petaquilla Property into production through equity financing and/or copper or gold loans.  There can be no assurance, however, that we will be able to obtain required financing either on acceptable terms or at all.

Please refer to Title for information on the Ley Petaquilla Copper Deposit financing and related work.

Doing Business in Panama

The following briefly summarizes our understanding of the economic and political climate in Panama based on research and information compiled by us from various sources which we believe to be reliable:

Democracy was restored in Panama in December 1989 following the invasion of Panama by the U.S. military.  In May 1994, Panama held its first democratic elections in almost 30 years, resulting in the election of Partido Revolucionario Democratico ("PRD") candidate, Dr. Ernesto Perez Balladares, as President of the Republic.  The next election was held in May 1999 and resulted in Mireya Moscoso, leader of the Arnulfista Party, becoming President of the Republic.

In the elections held May 2, 2004, Martin Torrijos won a clear victory as President gaining 47% of the votes and outdistancing his closest rival with 31%. President-elect Torrijos' party,  PRD, also performed strongly in legislative and local races held the same day.  Unlike the previous administration, President-elect Torrijos' party will hold a majority of Senate seats.

Martin Torrijos is the son of a famous Panamanian leader, General Omar Torrijos, who ruled from 1968 until he died in a plane crash in 1981.  General Torrijos won Panama control over the Panama canal from the United States and instituted land reform and populist social and economic developments. General Torrijos supported the development of a modern mining sector and had close links in the Province of Cocle in the area of the Petaquilla property. The General championed numerous social development initiatives in the area of Petaquilla including the founding of the village of Coclesito near the property.

President Martin Torrijos campaigned on a platform of zero corruption, social development and economic (and job) expansion.  In his mid-forties and with the backing of Ruben Blades, a popular musician, he is generally expected to lead a youthful and vigorous administration.  He stands on an agenda that includes strengthening democracy and free trade talks with the United States.

At present, the expansion of the Panama Canal is subject to a national referendum which must be held by 2012 and a final decision has not been made by the Panama Canal Authority regarding such expansion.

We note that the comparative country risk rating for Panama by The Economist Intelligence Unit is in the mid-range, both globally and regionally, as follows:

	Country risk rating (A=least risky, E=most risky)	Country risk score (100=most risky)
Argentina	C	55
Bolivia	D	61
Brazil	C	45
Chile	B	24
Columbia	C	44
Costa Rica	C	44
Ecuador	D	66
Guatemala	C	57
Honduras	C	57
Mexico	C	43
Peru	C	43
Panama	C	47
Venezuela	D	61

		Source: The Economist Intelligence Unit April 2006 issue

Mining has not historically been a significant factor in the Panamanian economy and, consequently, Panama does not have the infrastructure and trained personnel required for modern mining operations. The government of Panama has, however, included the development of mineral resources in its economic plan to diversify the Panamanian economy and has taken steps to put in place the legislative framework needed to foster development of these resources.

The Code of Mineral Resources of the Republic of Panama has been subject to substantial modifications, among which the most important are Law No. 3 of January 28, 1988, and Law No. 32 of February 9, 1996.  The main purpose of such amendments was to simplify the procedure for filing the necessary petitions to obtain concessions, either for conducting mining exploration or mining extraction operations and property rights over the minerals extracted.  These amendments grant total exemption for import taxes and customs duties for all equipment, spare parts and materials used in the development of any type of mining operations and there are no export taxes on mineral production.

An exploration concession permits the holder to explore for the minerals specified in the concession.  The rental rates payable by the holder to the Government of Panama are US $0.50 per hectare for the first 2 years, US $1.00 per hectare for the third and fourth years, and US $1.50 for the fifth year and thereon. A 2% gross overriding royalty on the value received for all minerals of higher commercial value, i.e. gold and silver, mined from the concession is payable to the Government of Panama.

The holder of an exploration concession has the exclusive right to obtain an exploitation concession for the subject area upon determining that the minerals covered by the concession may be produced in commercial quantities through a separate request to the Government of Panama.  Rental rates for exploitation concessions fluctuate, depending on the mineral concerned and the extraction period, between US $0.75 and US $4.00 per hectare.  Rental rates for metallic minerals like copper, iron, zinc, aluminum and precious metals like gold and silver, are US $1.00 per hectare for the first 5 years, US $2.00 from the sixth to the tenth year, and US $3.00 the eleventh year and thereon.  A 2% gross overriding royalty on the value received for all minerals mined from the concession is payable to the Government of Panama. However, this overriding royalty will be 4% for minerals of higher commercial value like gold and silver.

Exploitation concessions generally permit the holder to carry out additional pre-development exploration, to construct all necessary production facilities and to extract, process, store, transport, market and export the minerals subject to the concession so long as production is ongoing.

In 1995, the Panamanian Tax Reform Law was enacted to simplify the corporate income tax rates applicable to income earned in Panama (Law No. 28 of June 20, 1995).  Since June 1995, the corporate income tax rate is 30%.  In addition to corporate income tax, Panamanian law provides for a dividend tax.  With the exceptions provided for in the Fiscal Code of the Republic of Panama, all corporations must retain 10% of the amounts they may distribute among their shareholders as dividends or share quotas.  In case dividends are not distributed, or the entire amount distributed as dividend or share quota is less than 40% of the net profit of that fiscal period, minus taxes paid by the corporation, the corporation must cover 10% of the remainder.

The Fiscal Code of the Republic of Panama indicates certain expenses which may be deducted from the income tax, applicable to companies conducting mining activities.  Additionally, the Code of Mineral Resources establishes certain expenses related to said activities that may be deducted from income tax as well.

There are currently no significant restrictions on repatriation from Panama of earnings to foreign entities other than the income tax and the dividends tax referred to above.  There are currently no currency exchange or foreign investment restrictions of material significance.

Based on our understanding of current Panamanian environmental laws and regulations, we do not anticipate that such laws will have any adverse material impact on any operations it may conduct in the future.

The foregoing laws of general application apply to our Panamanian mineral properties other than the Petaquilla Property which is governed primarily by the Ley Petaquilla.  See "Item 4 -  Information on Our Company - B. Business Overview".

Panama's currency, the Balboa, is at parity with the U.S. dollar.  Exchange transactions are allowed in U.S. dollars and, as a result, foreign currency fluctuations will only be material for us to the extent that fluctuations between the Canadian and U.S. dollar are material.

Lastly, further to your Comment Letter dated January 22, 2007, we also wish to acknowledge the following three points:

•

The Company is responsible for the adequacy and accuracy of the disclosures in our Form 20-F filing;

•

Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the above in order but if you have any questions or concerns, please do not hesitate to contact the undersigned.

Regards,

PETAQUILLA MINERALS LTD.

“Janet Francis”

Janet Francis

VP Corporate Affairs

/jef